                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        FORM 12B-25

                NOTIFICATION OF LATE FILING

(Check One):   (X) Form 10-K    (__) Form 20-F     (__) Form 11-K
                    (__) Form 10-QSB   (__) Form N-SAR

     For Period Ended:              09/30/97

     [__] Transition Reports on Form 10-K
     [__] Transition Reports on Form 20-F
     [__] Transition Reports on Form 11-K
     [__] Transition Reports on Form 10-Q
     [__] Transition Reports on Form N-SAR

For the Transition Period Ended:___________________________________

___________________________________________________________________
Read Instructions (on back page) Before Preparing Form.
                  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

___________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
___________________________________________________________________
PART I - REGISTRANT INFORMATION
___________________________________________________________________
Full Name of Registrant:

Alliance Health, Inc.

Former Name if Applicable
___________________________________________________________________

Address of Principal Executive Office (Street and Number)
421 E. Airport Freeway
City, State and Zip Code
Irving, TX 75062

PART II--RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the pres-
[X] cribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The auditors for Alliance Health, Inc. have been unable to obtain the necessary information to meet the filing requirements of Form 10-KSB, both as to form and timeliness, due to the typical delays caused by the Thanksgiving and Christmas holidays, and will not have sufficient time to complete their examination by the required filing date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Sharilyn J. Bruntz Wilson        972           255-5533
     ____________________________  __________     _________________
            (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?
     If the answer is no, identify report(s):  [X] Yes   [_] No

     ________________________________________________________________



(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?
                                   [ ] Yes   [X] No
     ________________________________________________________________

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Alliance Health, Inc.
     __________________________________________________________
      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     12/24/97        By:   /s/ Sharilyn J. Bruntz Wilson
                                Sharilyn J. Bruntz Wilson,
                                Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                       ATTENTION
     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                  GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C., 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
     12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. The form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the timer period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.